UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GRILL CONCEPTS, INC.

(Name of Issuer)

COMMON STOCK, $0.00004 par value per share

(Title of Class of Securities)

398502104

(CUSIP Number)

CHARLES N. MATHEWSON

9295 PROTOTYPE DRIVE

RENO, NEVADA 89502

(775) 448-0106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398502104	Page 2 of 5

1.	Names of Reporting Persons. CHARLES N. MATHEWSON
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Person With:	7. Sole Voting Power 2,755,947
8. Shared Voting Power 0
9. Sole Dispositive Power 2,755,947
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,947
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.78%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 398502104	Page 3 of 5

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relating to Grill Concepts, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on January 30, 2008, as amended (as so amended, the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”). Capitalized terms used and not defined herein have the same meanings as in the Schedule 13D.

This Amendment No. 2 to the Schedule 13D is being filed to report the purchase by the Trust, for a purchase price of $5,000,000 (the “Series C Purchase Price”), of an aggregate of 5,000 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and a Warrant (the “$4.00 Warrant”) to purchase 600,000 Shares. The Series C Preferred Stock (i) is convertible, at the sole option of the Trust at $4.00 per share, into an aggregate of 1,250,000 Shares, (ii) is entitled to vote on an as converted basis, (iii) is entitled to dividends equal to 7.5% of the face amount of the Series C Preferred Stock payable (A) quarterly or, subject to the notice from the Trust from time to time, on conversion, liquidation or redemption, (B) in cash or, subject to notice from the Trust, in Shares and (iv) is redeemable at face amount plus any accrued and unpaid dividends (A) at the sole option of the Trust on August 31, 2013 or an earlier default, (B) at the sole option of the Company on a Deemed Liquidation, and (C) on August 31, 2015. The $4.00 Warrant is exercisable until September 2, 2015 to purchase up to 600,000 Shares at $4.00 per Share.

Pursuant to the terms of the Series C Preferred Stock and the Warrant, the receipt of dividends in Shares and the issuance of Shares on conversion of the Series C Preferred Stock and exercise of the Warrant is limited such that the Trust may not hold 20% or more of the total outstanding Shares following any such issuance unless the shareholders of the Company shall have first voted to approve such issuances. Further, Shares issued in payment of dividends shall be valued at market price but not less than $0.06 over the market price on August 29, 2008.

Items 3, 4, 5 and 6 of the Schedule 13D are hereby amended to read in full as set forth below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information in this Item 3 is amended and supplemented by adding the following thereto:

The Series C Purchase Price of the Series C Preferred Stock and the $4.00 Warrants has been funded from the funds resident in the Trust and none of the Series C Purchase Price has been funded by borrowing of any sort.

ITEM 4.	PURPOSE OF TRANSACTION.

The information in this Item 4 is amended and supplemented by adding the following thereto:

In connection with the purchase of the Series C Preferred Stock and $4.00 Warrants, by letter agreement (the “Letter Agreement”), the Company undertook, subject to compliance with Company policies relating to nomination of directors and applicable fiduciary and other legal obligations, to cause a designee of the Trust to nominated for election to the Company’s board of directors, upon written request of the Trust, on the earlier of the next annual meeting of shareholders or a prior vacancy arising on the Company’s board of directors.

CUSIP No. 398502104	Page 4 of 5

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information in this Item 5 is amended and restated to read in full as follows:

(a) The Reporting Person beneficially owns 2,755,947 Shares, of which (i) 865,277 are issued and outstanding, (ii) 1,250,000 are subject to issuance upon conversion of the Series C Preferred Stock, (iii) 600,000 are subject to issuance upon exercise of the $4.00 Warrants, and (iv) 40,670 are subject to issuance upon exercise of an outstanding warrant, in the aggregate representing 25.78% of the outstanding Common Stock (based upon an aggregate 8,797,730 shares of Common Stock outstanding as of the date of this Amendment No. 2, which figure was obtained from the Company’s Form 10-Q for the quarter ended June 29, 2008);

(b) The Reporting Person holds the sole voting and dispository power over all Shares beneficially owned by him;

(c) The Reporting Person has conducted no transactions in Shares in his individual capacity in the last sixty days. In his capacity as trustee of the Trust, other than the purchase of the Series C Preferred Stock and $4.00 Warrants, he has conducted no transactions in Shares during such period.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in this Item 6 is amended and supplemented by adding the following thereto:

In connection with the Trust’s acquisition of the Series C Preferred Stock and the $4.00 Warrant, the Trust is party to a Securities Purchase Agreement, dated August 29, 2008, and is party to a Registration Rights Agreement, a Letter Agreement and was issued a Warrant, each dated September 2, 2008.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1	Registration Rights Agreement, dated July 17, 2007*

2	Warrant to Purchase 40,670 Shares of Common Stock, dated July 17, 2007*

3	Securities Purchase Agreement, dated August 29, 2008

4	Certificate of Designation of Series C Convertible Preferred Stock

5	$4.00 Warrant to Purchase 600,000 Shares of Common Stock, dated September 2, 2008

6	Registration Rights Agreement, dated September 2, 2008

7	Letter Agreement, dated September 2, 2008

*	Incorporated by reference to the identically numbered exhibits filed with the Schedule 13D.

CUSIP No. 398502104	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2008
Date

/s/ Charles N. Mathewson
Signature

CHARLES N. MATHEWSON, TRUSTEE
Name/Title